04003298

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street (Address) **Los Angeles** (City) **CA** (State) **90017** (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2004
555

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SW

OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

ELLEN K. SHERWOOD
COMM. #1421119
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. May 30, 2007

Notary Public

Subscribed and Sworn to before me This 24th Day of February, 2004 By Bradley Hersh
Ellen K. Sherwood
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Supplemental Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Payden & Rygel Distributors

Year ended December 31, 2003

with Report of Independent Auditors

Payden & Rygel Distributors

Audited Financial Statements
and Supplementary Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2004

Ernst + Young LLP

Payden & Rygel Distributors

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	50,365
Due from Parent		126,836
Fees receivable from broker-dealers and others		1,774
Prepaid expenses		66,439
Total assets	$	245,414
Liabilities and shareholder's equity		
Accounts payable	$	523
Total liabilities		523
Shareholder's equity:		
Common stock, $10 par value:		
1,000,000 authorized, 250 issued and outstanding		2,500
Additional paid-in capital		322,699
Accumulated deficit		(80,308)
Total shareholder's equity		244,891
Total liabilities and shareholder's equity	$	245,414

See accompanying notes.

Payden & Rygel Distributors

Statement of Operations

For the year ended December 31, 2003

Redemption fee revenue	$	126,128
General and administrative expenses		149,648
Loss before income tax benefit		(23,520)
Income tax benefit		(10,311)
Net loss	$	(13,209)

See accompanying notes.

Payden & Rygel Distributors

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2003	$ 2,500	$ 322,699	$ (67,099)	$ 258,100
Net loss	–	–	(13,209)	(13,209)
Balance at December 31, 2003	$ 2,500	$ 322,699	$ (80,308)	$ 244,891

See accompanying notes.

Payden & Rygel Distributors

Statement of Cash Flows

For the year ended December 31, 2003

Operating activities		
Net loss	$	(13,209)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in due from Parent		(10,311)
Decrease in fees receivable from broker-dealers and others		3,911
Increase in prepaid expenses		(16,024)
Increase in accounts payable		523
Net cash used in operating activities		(35,110)
Cash at beginning of year		85,475
Cash at end of year	$	50,365

See accompanying notes.

Payden & Rygel Distributors

Notes to Financial Statements

December 31, 2003

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. The Company serves as distributor of shares of the Payden & Rygel Investment Group and Metzler/Payden Investment Group, both a series of mutual funds (collectively, the Funds). The Funds are managed by the Parent and Metzler/Payden, an affiliated company. The Company sells shares of the Funds directly to investors at no commission. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' custodian by the investor and are not maintained in any customer account with the Company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting and reporting policies:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fees Receivable From Broker-Dealers and Others

Some of the Funds maintain a redemption fee payable to the Company for shares held less than 60 days. Such fees are receivable by the Company from the clearing organization and various broker-dealers and are recorded on a trade-date basis.

Fees receivable from broker-dealers and others represent amounts due for redemption fees earned by the Company but not yet received.

General and Administrative Expenses

General and administrative expenses consist of registration, marketing and professional fees.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $51,616, which was $46,616 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2003, and the Company was in compliance with the net capital requirements.

4. Income Taxes

The Company files it tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro rata basis.

Income taxes, if any, are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

The income tax benefit of $10,311 for the year ended December 31, 2003, has been recorded as an increase in the due from Parent account in the statement of financial condition. There is no deferred tax liability as of December 31, 2003.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from Parent are noninterest bearing. There was no fee revenue from the Parent for the year ended December 31, 2003.

Supplementary Information

Payden & Rygel Distributors

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital

Total shareholder's equity from statement of financial condition		$	244,891
Deductions:			
Nonallowable assets:			
Due from Parent	126,836		
Prepaid expenses	66,439		
Total nonallowable assets			193,275
Net capital		$	51,616

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	35
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	46,616

Computation of aggregate indebtedness

Total aggregate indebtedness included in statement of financial condition	$	523
Ratio of aggregate indebtedness to net capital		1%

Payden & Rygel Distributors

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under Section k2(a).

See Report of Independent Auditors.

Payden & Rygel Distributors

Statement Pursuant to Rule 17a-5(d)(4)
under the Securities Exchange Act of 1934

December 31, 2003

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2003.

See Report of Independent Auditors.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Payden & Rygel Distributors

In planning and performing our audit of the financial statements and supplementary schedules of Payden & Rygel Distributors (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2004

Ernst + Young LLP